FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of August 2009

ÆTERNA ZENTARIS INC.

1405, boul. du Parc-Technologique

Québec, Québec

Canada, G1P 4P5

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒   Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

DOCUMENTS INDEX

Documents Description

1.	Press Release dated August 11, 2009: Æterna Zentaris Reports Second Quarter 2009 Financial and Operating Results

Æterna Zentaris Inc. 1405 du Parc-Technologique Blvd.

Québec (Québec) Canada  G1P 4P5  T 418 652-8525  F 418 652-0881

www.aezsinc.com

Press Release
For immediate release

Æterna Zentaris Reports Second Quarter 2009 Financial and Operating Results

All amounts are in U.S. dollars

Quebec City, Canada, August 11, 2009 — Æterna Zentaris Inc. (NASDAQ: AEZS, TSX: AEZ) (“the Company”), a global biopharmaceutical company focused on endocrinology and oncology, today reported financial and operating results as at and for the three-month and six-month periods ended June 30, 2009.

Second Quarter 2009 Highlights

April

•      Two poster presentations at the American Association of Cancer Research (“AACR”) Annual Meeting on in vitro and in vivo results for AEZS-126 in human tumors, and one poster presentation on Phase 1 results with AEZS-112 in solid tumors or lymphoma.

•      Notification from Nasdaq that the Company had regained compliance with Nasdaq’s minimum bid price rules.

May

•      Presentation at the American Society of Clinical Oncology (“ASCO”) Annual Meeting of results supporting evaluation of AEZS-108 in prostate cancer.

June

•      Presentation at the ASCO Annual Meeting of positive Phase 2 data on perifosine in advanced metastatic colon cancer and advanced renal cell carcinoma by the Company’s partner, Keryx Biopharmaceuticals, Inc.

•      Acquisition from Ardana Bioscience Ltd. of all assets relating to AEZS-130.

•      Disclosure of neutral results for the Company’s Phase 2 trial in non-small cell lung cancer with perifosine as radioenhancer.

•      Announcement of the initiation of the extension of the Company’s North American Phase 3 efficacy study with cetrorelix in benign prostatic hyperplasia (“BPH”). This extension of the study is sponsored by sanofi-aventis, the Company’s partner for the US market.

•      Poster presentation at the Endocrine Society (“ENDO”) Annual Meeting on AEZS-130 as a simple diagnostic test for adult growth hormone deficiency.

•      Announcement that data from the Company’s safety study of the Phase 3 program in BPH with cetrorelix are expected to be disclosed ahead of schedule, from the fourth quarter 2009 to the third quarter of 2009.

•      Completion of a registered direct offering of US$10 million of units comprised of common shares and common share purchase warrants to certain institutional investors.

Subsequent to Quarter-End

July

•      Publication in Proceedings of the National Academy of Sciences of new data supporting the use of the Company’s ghrelin receptor antagonist compound, AEZS-123, for the treatment of alcohol dependence.

August

•      Keryx, the Company’s partner and licensee for perifosine in the North American market, reached an agreement with the FDA regarding a Special Protocol Assessment on the design of a Phase 3 trial with perifosine in multiple myeloma.

Juergen Engel, Ph.D., Æterna Zentaris President and Chief Executive Officer, commented, “The quarter was marked by continued progress of our current Phase 3 program in BPH with cetrorelix. As part of this same program and with a sponsorship from sanofi-aventis, our partner for cetrorelix in the US market,  we initiated the extension of our North American efficacy study. We also moved up disclosure of the safety trial results of this program ahead of schedule, from Q4 to Q3 2009. Furthermore, we presented data on some of our anticancer compounds at both the AACR and ASCO annual meetings, which underlined the breadth and potential of our product pipeline. Also, we were very pleased with Keryx’s announcement that they expect to begin a Phase 3 trial with perifosine in multiple myeloma, following their recent SPA agreement with the FDA. We now look forward to disclosing first results of our Phase 3 program in BPH during the third quarter, as we continue to deploy all the necessary efforts to bring cetrorelix to market.”

Dennis Turpin, the Company’s Senior Vice President and Chief Financial Officer, added, “We were pleased to complete a $10 million registered direct offering during the quarter. This vote of confidence from institutional investors provides us with additional funds that will be used mainly to further strengthen our promising oncology pipeline.”

CONSOLIDATED RESULTS AS AT AND FOR THE THREE-MONTH PERIODS ENDED JUNE 30, 2009

Consolidated revenues were $8.4 million for the three-month period ended June 30, 2009, compared to $10.5 million for the same period in 2008. This decrease is related to lower royalty revenues having been recognized in the second quarter of 2009 in connection with the Company’s agreement with Merck Serono, where amortization of the proceeds received from Cowen for the three-month period ended June 30, 2009 was lower than the royalty revenues generated and payable directly by Merck Serono during the second quarter of 2008. The comparative decrease in sales and royalties is also attributable to euro to US dollar exchange rate fluctuations, given the comparative strengthening of the US dollar in the second quarter of 2009 vis-à-vis the euro, and despite the increase in licence fee and other comparative revenues.

Consolidated R&D costs, net of tax credits and grants, were $12.1 for the three-month period ended June 30, 2009 compared to $17.3 million for the same period in 2008. The comparative decrease in net R&D costs is largely attributable to a lower volume of expenses incurred in connection with the continued advancement of the Company’s Phase 3 program for its lead compound, cetrorelix, in BPH, as well as to euro to US dollar exchange rate fluctuations, as discussed above.

Consolidated selling, general and administrative (“SG&A”) expenses were $3.1 million for the three-month period ended June 30, 2009, compared to $6.6 million for the same period in 2008. This decrease is related to comparative euro to US dollar exchange rate fluctuations, the absence in 2009 of certain non-recurring corporate expenses related to organizational changes, including severance costs, which had been incurred in the second quarter of 2008, and to continuing cost-saving measures that were implemented beginning in the second quarter of 2008.

Consolidated net loss for the three-month period ended June 30, 2009 was $13.1 million, or $0.24 per basic and diluted share, compared to $20.6 million, or $0.39 per basic and diluted share, for the same period in 2008. This decrease is mainly related to lower comparative R&D and SG&A expenses, partially offset by lower comparative revenues, as discussed above.

Consolidated cash, cash equivalents and short-term investments were $57.3 million as at June 30, 2009.

CONFERENCE CALL

Management will be hosting a conference call for the investment community beginning at 10:00 a.m. Eastern Time today, Tuesday, August 11, 2009, to discuss second quarter 2009 results. Individuals interested in participating in the live conference call by telephone may dial 800-588-4942, 416-644-3426, or 514-807-8791, or may listen through the Internet at www.aezsinc.com. A replay will be available on the Company’s website for 30 days following the live event.

About Æterna Zentaris Inc.

Æterna Zentaris Inc. is a global biopharmaceutical company focused on endocrine therapy and oncology, with proven expertise in drug discovery, development and commercialization. News releases and additional information are available at www.aezsinc.com.

Forward-Looking Statements

This press release contains forward-looking statements made pursuant to the safe harbor provisions of the U.S. Securities Litigation Reform Act of 1995. Forward-looking statements involve known and unknown risks and uncertainties, which could cause the Company’s actual results to differ materially from those in the forward-looking statements. Such risks and uncertainties include, among others, the availability of funds and resources to pursue R&D projects, the successful and timely completion of clinical studies, the ability of the Company to take advantage of business opportunities in the pharmaceutical industry, uncertainties related to the regulatory process and general changes in economic conditions. Investors should consult the Company’s quarterly and annual filings with the Canadian and U.S. securities commissions for additional information on risks and uncertainties relating to the forward-looking statements. Investors are cautioned not to rely on these forward-looking statements. The Company does not undertake to update these forward-looking statements. We disclaim any obligation to update any such factors or to publicly announce the result of any revisions to any of the forward-looking statements contained herein to reflect future results, events or developments except if we are required by a governmental authority or applicable law.

Investor Relations

Ginette Vallières

Investor Relations Coordinator

(418) 652-8525 ext. 265

gvallieres@aezsinc.com

Media Relations

Paul Burroughs

Director of Communications

(418) 652-8525 ext. 406

pburroughs@aezsinc.com

Attachment: Financial summary

Quarterly Interim Consolidated Statements of Loss (unaudited)

	Three months ended June 30,		Six months ended June 30,
(in thousands)	2009	2008	2009	2008
	$	$	$	$
Revenues
Sales and royalties	5,427	8,250	10,398	16,192
License fees and other	2,952	2,207	4,092	4,013
	8,379	10,457	14,490	20,205
Operating expenses
Cost of sales	4,545	4,758	8,239	9,362
Research and development costs, net of tax credits and grants	12,076	17,345	23,513	31,034
Selling, general and administrative	3,102	6,606	6,656	11,010
Depreciation and amortization
Property, plant and equipment	331	397	642	766
Intangible assets	563	876	1,120	1,716
	20,617	29,982	40,170	53,888
Loss from operations	(12,238)	(19,525)	(25,680)	(33,683)
Other income (expenses)
Interest income	118	311	274	588
Interest expense	—	(53)	(2)	(68)
Foreign exchange (loss) gain	(960)	(502)	(60)	1,753
Loss on disposal of long-lived assets held for sale	—	(810)	—	(35)
	(842)	(1,054)	212	2,238
Net loss for the period	(13,080)	(20,579)	(25,468)	(31,445)

Net loss per share
Basic and diluted	(0.24)	(0.39)	(0.48)	(0.59)
Weighted average number of shares
Basic and diluted	53,655,087	53,187,470	53,422,571	53,187,470

Interim Consolidated Balance Sheet Information (unaudited)

(in thousands)	As at June 30, 2009	As at December 31, 2008
	$	$

Cash and cash equivalents	56,817	49,226
Short-term investments	518	493
Accounts receivable and other current assets	13,420	12,005
Property, plant and equipment	6,387	6,682
Other long-term assets	40,298	39,936
Total assets	117,440	108,342

Accounts payable and other current liabilities	27,006	22,121
Current portion of long-term payable	52	49
Long-term payable	155	172
Non-financial long-term liabilities	86,858	64,525
Total liabilities	114,071	86,867
Shareholders’ equity	3,369	21,475
Total liabilities and shareholders’ equity	117,440	108,342

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ÆTERNA ZENTARIS INC.

Date: August 11, 2009	By:	/s/Dennis Turpin
Dennis Turpin
Senior Vice President and Chief Financial Officer